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                         [Advanced Materials Letterhead]


OCTOBER 6, 2005

VIA U.S. MAIL AND EDGAR CORRESPONDENCE
--------------------------------------

Ryan Rohn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010


           RE:      ADVANCED MATERIALS GROUP, INC.
                    FORM 8-K ITEM 4.01
                    FILED SEPTEMBER 22, 2205
                    FILE NO. 000-16401
                    ------------------------------------------------------------


Dear Mr. Rohn:

         This letter responds to your letter of comments dated September 23, 2005. The comments contained in your letter are set forth below in their entirety for your convenience.

1. WE NOTE YOU HAVE ENGAGED THE ACCOUNTING FIRM OF CATHERINE FANG, CPA, LLC TO AUDIT YOUR YEAR ENDED NOVEMBER 30, 2004 FINANCIAL STATEMENTS. WE ALSO NOTE THAT THE FIRM OF CATHERINE FANG, CPA, LLC HAS NOT APPLIED FOR REGISTRATION WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB). SECTION 102 OF THE SARBANES-OXLEY ACT OF 2002 MAKES IT UNLAWFUL AFTER OCTOBER 22, 2003 FOR ANY PERSON THAT IS NOT A REGISTERED PUBLIC ACCOUNTING FIRM (I.E. REGISTERED WITH THE PCAOB) TO PREPARE OR ISSUE, OR TO PARTICIPATE IN THE PREPARATION OR ISSUANCE OF, ANY AUDIT REPORT (OR REVIEW REPORT) WITH RESPECT TO ANY ISSUER. YOU MUST ENGAGE A NEW ACCOUNTANT THAT IS A PUBLICLY REGISTERED ACCOUNTING FIRM TO PERFORM REVIEW OR AUDIT WORK FOR THE COMPANY. PLEASE FILE A NEW ITEM 4 FORM 8-K AFTER YOU HAVE ENGAGED NEW ACCOUNTANTS THAT ARE REGISTERED WITH THE PCAOB. PROVIDE ALL OF THE DISCLOSURES REQUIRED BY ITEM 304 OF REGULATION S-K REGARDING THE PERIOD OF ENGAGEMENT OF CATHERINE FANG, CPA, LLC WHICH SHOULD INCLUDE AN EXHIBIT 16 LETTER FROM CATHERINE FANG, CPA, LLC.

         As we discussed in our recent telephone conversation, Catherine Fang, CPA, LLC is in the process of registering with the PCAOB. We anticipate that the registration process will be completed on or about October 20, 2005. We are aware that Catherine Fang, CPA, LLC may not issue a review report or audit report for us prior to the date that the registration process is complete. Assuming Catherine Fang, CPA, LLC is successful in the registration process, we do not believe it will be necessary to file a new Item 4 Form 8-K until such time, if any, that we decide to terminate the services of Catherine Fang, CPA, LLC.

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Ryan Rohn
October 6, 2005
Page 3


2. WE NOTE THAT YOU HAVE NOT FILED YOUR FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004. IN ADDITION, YOU HAVE NOT FILED YOUR FORM 10-Q'S FOR THE QUARTERLY PERIODS ENDED MAY 31, 2004, AUGUST 31, 2004, FEBRUARY 28, 2005, AND MAY 31, 2005. WE REMIND YOU OF YOUR REPORTING OBLIGATIONS UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE FILING DEADLINES OF FORM 10-K AND FORM 10-Q. PLEASE ALSO NOTE THAT A FORM 12B-25 IS REQUIRED TO BE FILED WHEN A PERIODIC FILING WILL BE FILED LATE. PLEASE TELL US WHEN YOU PLAN TO FILE ALL OF YOUR DELINQUENT PERIODIC REPORTS.

         We are aware of our reporting obligations under Section 13 and also are aware of the need to file a Form 12b-25 when a periodic filing will be filed late. We anticipate filing a Form 12b-25 relating to our Form 10-Q for the quarterly period ended August 30, 2005 on October 14, 2005.

         As we discussed in our recent telephone conversation, we are preparing to file our late Form 10-K and Form 10-Qs as soon as practicable after we are able to complete the preparation of those filings and Catherine Fang, CPA, LLC becomes PCAOB-registered. We anticipate becoming current with all of our periodic filings by May 2006.


         Advanced Materials Group, Inc. acknowledges that:

         o Advanced Materials Group, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o Advanced Materials Group, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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         We trust the foregoing is responsive to your comments. If I may be of further assistance, please call me at (972) 432-0602 x105.


                                             Sincerely yours,

                                             ADVANCED MATERIALS GROUP, INC.

                                             /s/ William G. Mortensen

                                             William G. Mortensen,
                                             Chief Financial Officer